Exhibit 99.1

ZenaTech Extends Use of Tillerstack’s Orsa+ AI Software and Plans Healthcare Teaching Applications Combined with Stacklens™ Smart Glasses

Existing industrial software use supports planned hands-free AI applications across field service and healthcare education

Vancouver, British Columbia, (October 15, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech” or the “Company”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today highlighted the use of Onsite Remote Assist (Orsa+) AI software, developed by its subsidiary Tillerstack. Orsa+ is remote software used for AI assistance for field technicians. It is designed to work with the Company’s recently unveiled Stacklens™ AI smart glasses and live access to off-site experts in the field. Today ZenaTech outlined plans to extend this solution to healthcare teaching applications and its intention to work toward medical device certification.

“Our vision is to bring practical AI assistance directly into the worker’s field of view,” said Shaun Passley, Ph.D., ZenaTech CEO. “Multiple industrial companies already use Orsa+ to support their field operations, and that existing use gives us a foundation for developing additional hands-free applications that connect workers with technical information, AI assistance, and human expertise. Combining Orsa+ with Stacklens could extend that support across industrial and field applications and healthcare education, where seeing a task from the learner’s perspective can help instructors provide more relevant guidance.”

Orsa+ is designed to combine remote visual support with access to field-service information, and its AI assistant is being developed to use the technician’s visual perspective to support the task at hand. Applications include manufacturing and industrial machinery, utilities and energy, telecommunications, HVAC and building services, and transportation and logistics, where it can provide troubleshooting, maintenance guidance, and access to technical documentation. The technology is intended to give less experienced technicians handsfree access to specialist knowledge, helping organizations shorten troubleshooting times, reduce specialist travel, and improve service documentation.

ZenaTech believes there is significant potential for Orsa+ integrated with Stacklens as a teaching aid in healthcare. The planned combination would allow an AI assistant and remote instructors to see what the wearer sees, supporting instruction from the learner’s perspective while keeping their hands available for practical tasks. Potential applications include clinical simulation, nursing and allied health education, medical equipment instruction and maintenance training, and the Company intends to explore these opportunities with healthcare and education organizations.

The planned Stacklens line is intended to complement Orsa+ software by bringing hands-free camera, audio, and AI capabilities into safety eyewear designed for field environments. As announced on October 9, 2026, Stacklens remains at the prototype and testing stage, with customer pilots expected to begin in 2027, and existing Orsa+ AI software use is separate from these planned pilots. ZenaTech intends to work toward medical device certification for Stacklens and will provide further updates as it reaches additional development, certification, and pilot program milestones.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for applications such as agriculture and logistics, as well as ISR, cargo, and counter-UAS for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, the IQ Aqua, for underwater applications, and the IQ Octo for precision agriculture. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include "forward-looking statements" within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities, including statements about the development, features, certification, availability, pricing and market adoption of Stacklens. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "aim", "seek", "is/are likely to", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; ZenaTech’s ability to deliver products to the market as currently contemplated, including new product lines such as Stacklens; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; regulatory risks, including the outcome of safety certification processes; the competitive conditions of the industry; the ability to complete any contemplated acquisitions; market uncertainty; and applicable laws, regulations, and any amendments affecting the business of ZenaTech. Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this release, and ZenaTech undertakes no obligation to update them except as required by law.